EXHIBIT 99.1

BANRO CORPORATION
(the "Corporation")

Annual and Special Meeting of Shareholders of the Corporation
held on June 29, 2011 (the "Meeting")

REPORT OF VOTING RESULTS
National Instrument 51-102 - Continuous Disclosure Obligations (section 11.3)

The following matters were put to a vote by show of hands at the Meeting:

Outcome of Vote

1. The election of the following nominees as directors of the Corporation to hold office until the close of the next annual meeting of shareholders of the Corporation unless such office is earlier vacated in accordance with the by-laws of the Corporation:

John A. Clarke
Peter N. Cowley
Arnold T. Kondrat
Richard J. Lachcik
Peter A. Ruxton
Bernard R. van Rooyen
Simon F. W. Village

Carried
2. The reappointment of Deloitte & Touche llp, Chartered Accountants, as the auditors of the Corporation, to hold office until the close of the next annual meeting of shareholders of the Corporation at such remuneration as may be fixed by the directors of the Corporation.
Carried

The following matter was put to a vote by ballot at the Meeting:

Outcome of Vote
3. Approving the continuation of the Corporation's shareholder rights plan, as described in the management information circular of the Corporation dated May 27, 2011.	Carried 92.46% of the votes cast FOR 7.54% of the votes cast AGAINST